February 3, 2016

By Edgar

Kayla Roberts, Esq.

Office of Structured Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	California Republic Funding, LLC Registration Statement on Form SF-3 File No. 333-207639

Dear Ms. Roberts:

California Republic Funding, LLC has transmitted for filing under the Securities Act of 1933, amendment No. 4 to the registration statement on Form SF-3, no. 333-207639. The purpose of the amendment is to re-file the form of Sale and Servicing Agreement which is Exhibit 10.1 to the registration statement. The sole change to the form of Sale and Servicing Agreement is the deletion in Section 3.04(a) of the following sentence: “However, if the Receivable subject to a Repurchase Request was part of a Review and the Review Report states no Test Fails for the Receivable, the Repurchase Request for the Receivable will be deemed to have been resolved.” In addition, registrant confirms its prior response to the Staff’s comment 23 in its November 24, 2015 letter that investors will not be barred from initiating a dispute resolution proceeding where the asset representations reviewer has determined that no tests were failed for the receivable.

Very truly yours,

/s/ Siegfried Knopf

cc: Dale W. Lum, Esq. – Sidley Austin LLP

            Jon Wilcox – California Republic Funding, LLC